ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated: May 7, 2007



Efficient Allocation Return Notes (EARNs)
Linked to the S&P 500® Index, the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index

3 Years and 3 Months Maturity ▪ 100% Protection ▪ 50% / 30% / 20% Efficient Allocation

Indicative Terms & Conditions – May 7, 2007   **Offering Period: May 7, 2007 – May 25, 2007**

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa3)
Offering	:	Efficient Allocation Return Notes (EARNs) Linked to the S&P 500® Index, the MSCI Emerging Markets Index℠ and the MSCI EAFE® Index due August 31, 2010 (the "Notes")
Denominations	:	$1,000 per Note (minimum investment $1,000)
Underlying	:	Basket of the following three indices (the "Underlying Indices"):
		• S&P 500® Index (Bloomberg: SPX<Index>)
		• MSCI Emerging Markets Index℠ (Bloomberg: EEM<Index>)
		• MSCI EAFE® Index (Bloomberg: MXEA<Index>)
Initial Level	:	For each Underlying Index, the official closing level of such Underlying Index on the Initial Valuation Date
Final Level	:	For each Underlying Index, the arithmetic average of the closing levels of such Underlying Index on each Averaging Date
Payment at Maturity	:	The Noteholder will receive at maturity for each Note:
		• $1,000 + ($1,000 x EARN Return), subject to a minimum of $1,000 per Note
EARN Return	:	The greater of (i) zero and (ii) the sum of:
		• 50% x Highest Performance Underlying Index
		• 30% x Second Highest Performance Underlying Index
		• 20% x Lowest Performance Underlying Index
		Performance for each Underlying Index is calculated as:
		(Final Level – Initial Level) / Initial Level
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the X-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (following business day convention)
Form of Note	:	Global, Book-Entry. The Notes will be represented by a single registered global note deposited with The Depository Trust Company



Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount.
Security Codes	:	CUSIP: 2515A0 CV 3 ISIN: US2515A0CV35

Relevant Dates

Offering Period	:	May 7, 2007 – May 25, 2007 at 2:00 p.m. EST
Initial Valuation Date	:	May 25, 2007
Initial Settlement Date	:	May 31, 2007 (Initial Valuation Date plus three Business Days)
Averaging Dates	:	The twenty-sixth (26th) day of each August, November, February and May from (and including) August 26, 2007 to (and including) August 26, 2010 (the "Final Averaging Date"), subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Maturity /Final Settlement Date	:	August 31, 2010 (Three Business Days following the Final Averaging Date)



EARN Product Snapshot

Structure:

- **Underlying:**   S&P 500® Index, MSCI Emerging Markets Index^SM and MSCI EAFE® Index
- **Maturity:**   August 31, 2010 (3 years and 3 months)
- **Allocation:**   50% / 30% / 20%
- **Protection:**   100%

Positioning:

- Offers 100% participation in the EARN Return, which allocates at maturity a weighting of 50% to the top performing Underlying Index, 30% to the next best performing Underlying Index, and 20% to the worst performing Underlying Index.

Best Case Scenario:

- Uncapped participation in the EARN Return.

Worst Case Scenario:

- Only principal is returned at maturity.

Risk Considerations:

- If the EARN Return is zero, the Notes will return only your principal at maturity.
- You should be willing and able to hold your Notes to maturity. Principal protection and allocation of 50%, 30% and 20% weightings to the Underlying Indices based on performance are only valid at maturity.
- Return on the Notes is linked to the values of the Underlying Indices (without taking into consideration the value of dividends paid on the component stocks of the Underlying Indices).
- An investment in the Notes is subject to the credit of the Issuer.

Investing in the Notes involves a number of risks. See "Selected Risk Factors" on the last page of this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- The hypothetical scenario analysis contained herein does not reflect the reinvestment of dividends, if any, and does not reflect advisory fees, brokerage or other commissions, or any other expenses an investor may incur in connection with the Notes.
- No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.

Underlying Index	Scenario 1			Scenario 2			Scenario 3		
	SPX	MXEA	EEM	SPX	MXEA	EEM	SPX	MXEA	EEM
Initial Level	1505.62	2236.78	124.73	1505.62	2236.78	124.73	1505.62	2236.78	124.73
Final Level[1]	2258.43	2572.30	155.91	752.81	1677.59	81.07	2032.59	1230.23	174.62
Index Return	50.00%	15.00%	25.00%	-50.00%	-25.00%	-35.00%	35.00%	-45.00%	40.00%
Weighting	50%	20%	30%	20%	50%	30%	30%	20%	50%
Contribution to Basket	25.00%	3.00%	7.50%	-10.00%	-12.50%	-10.50%	10.50%	-9.00%	20.00%
EARN Return		35.50%			0.00%			21.50%	
Payment at Maturity[2]		$1,355.00			$1,000.00			$1,215.00	
Annualized Return[3]		9.80%			0.00%			6.18%	

(1) For each Basket Index, the arithmetic average of the closing levels of such Basket Index on each Averaging Date.
(2) Per $1,000 note principal amount.
(3) Assuming a term of 3 years and 3 months.



Selected Risk Factors

- **THE NOTES ARE 100% PRINCIPAL PROTECTED ONLY IF HELD TO MATURITY** — You will receive at least the principal amount of your Notes if you hold your Notes to maturity. If you wish to sell your Notes prior to maturity, you will not receive any principal protection on the portion of your Notes sold and you may lose part or all of your investment.

- **YOUR RETURN WILL BE BASED ON THE AVERAGE CLOSING LEVEL OF THE UNDERLYING INDICES ON THE AVERAGING DATES.**

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity. You should be willing and able to hold your Notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — You will not receive interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.

- **CURRENCY EXCHANGE RISK** — Although the component stocks underlying the MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index are traded in currencies other than U.S. dollars, the MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index are calculated in U.S. dollars. As a result, the value of your Notes will be exposed to currency exchange risk with respect to the MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE UNDERLYING INDICES OR THE MARKET VALUE OF THE NOTES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, which could affect the level of the Underlying Indices or the value of the Notes.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the levels of the Underlying Indices on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

- **TAXED AS CONTINGENT DEBT INSTRUMENT** — You should review carefully the sections in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments."



You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

"Standard & Poor's", "S&P", "S&P 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank AG. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of purchasing any of the Notes.

The MSCI Emerging Markets Index^{SM} and the MSCI EAFE® Index are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Deutsche Bank AG. The Notes are not sponsored, endorsed or promoted by MSCI, any affiliate of MSCI or any other party involved in, or related to, making or compiling any MSCI index. Neither MSCI, any affiliate of MSCI nor any other party involved in, or related to, making or compiling any MSCI index makes any representation regarding the advisability of purchasing any of the Notes.